
HAVN
EMF exposure is inevitable.
Protection won't be optional.
WAVESTOPPER™, THE GLOBAL SAFETY STANDARD

havnwear.com

HAVN

The Gore-Tex for EMF protection — 4× growth, 3 Air Force contracts, profitable, 125k+ customers

Highlights

VC-Backed

Raised $250K or more from a venture firm

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

Profitable

Profitable for prior 3 months and expect same in future

1. Profitable and scaling fast — $3.8M (2024) → $20M+ (2026)
2. 3x U.S. Air Force contracts— WaveStopper® being adapted for military personnel.
3. WaveStopper® tech · First everyday clothing proven to block 99%+ of phone, WiFi and 5G radiation.
4. 125,000+ customers · 5,000+ five-star reviews · under 5% returns (vs 15–25% industry)
5. Backed by Lululemon's former President, NBA All-Star Rudy Gobert, and Science Ventures
6. 1,800+ doctors recommend HAVN — unpaid — and it's HSA/FSA eligible
7. $10B+ market with 3 revenue engines athleisure, defense and IP licensing ("the Gore-Tex model")
8. Clear path to $100M+ with expanded product lines (not guaranteed)

Team



Arthur Menard de Calenge CEO SPV Voting Proxy

Healthtech visionary. 3x Founder with 1 exit. Forbes 30 under 30 and 200 media features. Co-inventor of 12 patents. Founded PwC's FR startup incubator. Startup investor with over 10x portfolio returns. AgroParisTech Biology & Engineering MS. HEC Paris MBA



Karl Brandt Chief Marketing Officer.

Scaled his own DTC brand past $30M before joining HAVN. Now runs the engine behind 125K+ customers and <4% returns.



Gerrit Rindermann Co-Founder & Head of Engineering

Technology innovator. Former lead at Mercedes-Benz Technology. Co-founder of OneApp, revolutionizing digital communication. AI healthcare researcher with multiple patents. Forbes Tech Council Member. Freie Universität Berlin Computer Science MS



Mike Jones Director of the Board

High-growth expert. Founder of Science Inc. and former CEO of Myspace. Led $2B+ in exits, including Dollar Shave Club (acquired by Unilever), Userplane (acquired by AOL), and HouseParty (acquired by Epic). University of Oregon Business BS



Brett Conrad Advisory Board Member

Seasoned retail leader. Former President of Lululemon USA, launched the brand's first U.S. stores, driving its early expansion. Brings deep expertise in scaling brands, retail strategy, and tech-driven growth. University of Colorado Boulder MBA

Memo

Update on HAVN: so much has happened since you joined us

When we opened our first community round, 434 investors joined us to help put everyday radiation protection on the map. What has happened since then has exceeded anything we imagined. In two years, the company has transformed:


HAVN


U.S. AIR FORCE
Protecting Those Who Protect Us

1. Grew revenue from $3.8M in 2024 to **on track for $20M+ this year** — profitably.
2. Secured **3 contracts with the U.S. Air Force** to adapt WaveStopper® for aircrew, with EMF-defense language now moving through Congress.
3. Became HSA/FSA eligible, with over **1,800 doctors** recommending HAVN — none of them paid.
4. Nearly doubled our customer base to **125,000+**, with over a third of new customers coming from word of mouth.
5. Launched products our community loves — including our **WaveStopper® blankets**, an instant favorite — with a full pipeline of new products on the way.

The mission hasn't changed. The company has. We're no longer just building the technology — we're deploying it in the field, from your home to the cockpit.

This is your chance to step in at a pivotal moment and help make everyday radiation protection the global standard. Join us 🛡️!

AS SEEN IN

Forbes | GQ | Men'sHealth | BBC | ABC News

Trusted by the medical community.

1,800+ | HSA / FSA | Backed by

1,800+
medical practitioners

HSA / FSA
eligible

Backed by
industry experts

You can't see it. You can't feel it. And it's pouring off every device you own.

Right now, invisible waves are passing through you: from the phone in your pocket, the router on your desk, the 5G tower down the street.

There are already tens of billions of connected devices on earth, and that number is heading toward **55 billion by 2030.** Exposure is not a choice anymore. It's the environment.


The electromagnetic environment is densifying with no precedent
Billions of connected devices
60
50
40
30
20
10
0
11B
21B
39B
55B
forecast →
2020
2022
2024
2026
2028
2030
2032
2034
2035
Source: IoT Analytics, October 2025. Excludes phones, laptops & tablets — the real exposure picture is larger still.

Over **2,000 peer-reviewed studies** have linked this kind of exposure to increased risks of cancer, DNA damage, and long-term health effects. 1 out of 5 adults in the U.S. are already concerned about their own exposure. And the device count only goes one way: up.

~1 in 5 US adults

are worried about EMF's effect on their health.

2,000+

Peer-reviewed studies have reported adverse biological effects from EMF exposure.

Every generation has its hidden hazard. Ours is radiation.

Cigarettes. Asbestos. Lead. Microplastics. Each was everywhere before the world admitted the risk. And the companies that solved it first were the ones that won.

And this is the part most people haven't noticed yet: the institutions whose job is to weigh this risk are all moving in the same direction.

Cigarettes → Asbestos → Lead → Microplastics → **EMF**

Major institutions are reclassifying EMF as a high-impact risk.

World Health Organization
Classifies RF-EMF as a **Class 2B** possible carcinogen, and is under review for escalation.

FDA
Jan 2026: updated its EMF page to remove old cell phone safety conclusions based on new research.

INSURANCE
Major carriers now exclude EMF liability from standard policies — the way they once carved out asbestos.

TELECOM
In their own **10-K filings**, Verizon & AT&T disclose RF health-effect litigation as an **uninsured, material risk** to shareholders.

GOVERNMENT
The military is investing in EMF protection + EMF-defense legislation in Congress for 2027.

- The WHO classifies RF-EMF as a **Class 2B possible carcinogen** — and it is under review for escalation.

under review for escalation.

- In January 2026, the **FDA updated its EMF page** and removed its old cell-phone safety conclusions based on new research.
- Major insurance carriers now **exclude EMF liability** from standard policies — the way they once carved out asbestos.
- Verizon and AT&T disclose RF health-effect litigation to their own shareholders as an **uninsured, material risk**.
- The military is investing in building EMF protection (**with HAVN!**), and EMF-defense legislation is in Congress for 2027.

In fifteen years, the official posture has moved in one direction only: toward more concern, never less. Europe is already there: nearly 1 in 2 European adults worry about EMF, versus 1 in 5 in the US today. The US is following in Europe's footsteps, and awareness only compounds.

EMF exposure is inevitable. Protection won't be optional. HAVN is the brand built to own the solution before the rest of the world catches up.

From a beanie to body armor.
One fabric, three markets.

WaveStopper® is our proprietary fabric, woven with pure silver fibers that form an invisible shield, blocking over 99% of phone, WiFi and 5G radiation before it reaches your body.





With years of development and multiple patents filed, WaveStopper® is the only scientifically proven solution to conveniently block EMF in everyday life. Its efficiency has been tested and certified by independent military-grade labs (**Eurofins MET Labs, Emitech**) to **IEEE-299 and EN62209-2 standards.**


WITHOUT HAVN


35.0
20.0
15.0
10.0
5.0
0
dB

FREQUENCY	RADIATION BLOCKED
700 Mhz Example	99.98%

Mobile phones using 4G LTE.

2.4 GHz
Example
Devices connected to bluetooth, microwave ovens.
✓ **99.92%**

8 GHz
Example
Wireless devices connected to Wi-Fi
✓ **99.92%**

26 GHz
Example
Latest smartphones using 5G networks
✓ **99.90%**

40 GHz
Example
High-band 5G antennas
✓ **99.86%**

We built **the Gore-Tex for radiation protection:** lab-tested and certified to military-grade standards, yet soft, washable and built for everyday wear. It even keeps working past 300 washes.


THE WAVESTOPPER® PLATFORM
WaveStopper® is the Gore-Tex for EMF protection.
The first science-backed everyday wear fabric engineered to shield from EMF frequencies.
99%
of EMF exposure blocked
Lab tested & certified
Patent-pending
Comfortable, washable, wearable fabric

Then the most demanding customer on earth showed up:

The United States Air Force

The U.S. military doesn't buy wellness trends. **It buys what works.**

- Military aircrew face significantly elevated cancer rates — a congressionally mandated DoD study of ~900,000 service members found **24% higher overall cancer rates** among aircrew, including **87% higher melanoma.** Causes remain under investigation, and cockpit radiation is a prime suspect.
- Military aviation mishaps cost an average of **$1.5B a year** and pilot lives — with EMF investigated as a factor.
- A **2025 DARPA-funded study** was conducted on EMF's impact on cognition and flight performance.

HAVN holds **3 contracts with the U.S. Air Force,** 1 completed and 2 active with the Air Force Research Laboratory, to adapt WaveStopper® shielding for military environments, supported by **17 letters of support** and EMF-defense legislation moving through Congress.

Congress is now directing the Air Force to act. The proposed **FY2027 National Defense Authorization Act** directs the Air Force to assess the passive EMF-protective textiles AFRL is currently evaluating, and the program they're assessing is HAVN's WaveStopper®.

PROPOSED FY2027 NDAA · HOUSE ARMED SERVICES COMMITTEE

Congress is now directing the Air Force to act

The FY2027 National Defense Authorization Act

Radio Frequency and Electro-Magnetic Field Protective Clothing for Military Aircrew

The committee recognizes that modern aircraft cockpits are increasingly saturated with high-intensity Radio Frequency (RF) and Electro-Magnetic Field (EMF) radiation which could adversely impact cognitive performance, operational readiness, and force retention. The committee understands that the Air Force Research Laboratory (AFRL) is currently evaluating passive textile systems that could block RF/EMF exposure, be integrated seamlessly with fielded Aircrew Flight

(NDAA) directs the Air Force to assess the passive EMF-protective textiles AFRL is currently evaluating.

Equipment (AFE), be immediately deployable without cockpit modifications, and be flight-ready by late 2026.

Therefore, the committee directs the Secretary of the Air Force to provide a briefing to the House Committee on Armed Services not later than December 1, 2026, on the initial findings of the AFRL study. The briefing should include:

(1) any plans to mitigate aircrew exposure; and

(2) a military utility assessment (MUA) of the passive textile protective clothing across wing-level units operating bomber, fighter, mobility, special operations, and training aircraft.

THE PROGRAM THEY'RE ASSESSING IS

HAVN's WaveStopper®

> HAVN's approach presents **a unique and practical solution**: wearable EMF protection that requires no aircraft modification, no cockpit retrofit, and no new training burden. It could be implemented rapidly to protect pilots and enhance mission readiness; the same way Ground Collision Avoidance Systems did: by saving lives and aircraft before tragedy occurs.
>
> ”

In letters of support, senior Air Force leaders have described this effort as **an urgent operational and strategic priority** — wearable protection that requires no aircraft modification, no cockpit retrofit, and no new training, deployable the same way Ground Collision Avoidance Systems were: by protecting people before tragedy occurs.

HAVN is a contractor to the Air Force Research Laboratory. The Department of War does not endorse any company or its products.

Products people love — protection built into everyday life.

HAVN created **the world's first EMF-blocking clothing for everyday wear.** From beanies to shirts, underwear, and blankets, each product line is designed to shield vital areas like the brain, chest, and reproductive organs.

From everyday comfort to EMF body armor.



01
Wellness, home & travel
Blankets · throws · bedding



02
Consumer apparel
Beanies · caps · base layers · underwear


R FORCE

03
Workwear & defense
Pilots · healthcare · industrial · military

One fabric, protecting every part of your day.

HAVN protects your essential organs from EMF.


Brain
Heart
Lungs
Gut
Genitals





Brain

Cognition and mental clarity



Thyroid

Metabolism and immune system



Chest & Belly

Cardiac and gut health



Groin

Reproductive Health



Our garments, home goods, and accessories offer comprehensive protection — shielding you from EMF radiation, blocking **99.5% of UV rays**, and naturally antimicrobial and odor-resistant. Our fibers are pure silver: non-toxic, free from nanoparticles, hypoallergenic, and durable.





The demand is incredible.
Our community proves it every day.

Our consumer fundamentals are off the charts: **125,000+ customers, 300,000+ products sold**, and a return rate **under** 4% versus 15–25% for the apparel industry. We are profitable on acquisition, with incredible retention numbers. And **1,800+ physicians recommend** HAVN, unpaid, with HSA/FSA eligibility lowering the effective price for customers.


Our consumer fundamentals are off the charts.
120,000+
Customers 300,000+ products sold
<4%
return rate vs. 15–25% industry
1,800+
physicians recommending — unpaid
HSA/FSA
eligible — pre-tax dollars lower the effective price
Once you buy in, you can't un-use it: EMF protection is like a seatbelt.

Because once you try it, you don't go back. Once you buy in, you can't un-use it — EMF protection is like a seatbelt.

Our customers are our best advocates: over a third of new customers come from word of mouth, and the feedback has been incredible: more than **5,000 five-star reviews** sharing stories of better sleep, clearer focus, and peace of mind

star reviews sharing stories of better sleep, clearer focus, and peace of mind.

We're building an amazing community.

"Very surprised when it arrived. Fits perfect and is so soft, light and repels sweat. I wear it to work daily and have noticed a huge shift in my energy. My heart feels calmer. Washes easy. I need to order more soon"

Amanda L.
★★★★★

"I absolutely love the HAVN wear! It is worth every penny. Not only am I protected but the clothes are classy, comfortable and stylish. Thank you for such an amazing product that works wonders!"

Christina R.
★★★★★



ALRIGHT
@GETLAMBS
So grateful for the sun today! cold, but beautiful outside

Over 5,000 five-star reviews

★★★★★

Hailu S. Verified Buyer

My daily routine starts with putting 3 pieces of Faraday clothes, boxer, shirt, and beanie or hat. The benefits are amazing, like good night sleep, keeps mind focused and sharp.

★★★★★

Melissa T. Verified Buyer

I started wearing my Lambs beanie to bed every night. Every single night since I got it in the mail I have gotten a great night's rest and I have dreamed every single night. My restorative sleep increased by 80%!!! This beanie has changed my life!

★★★★★

McFeron F. Verified Buyer

Wearing my beanie most of the day and always at night.

★★★★★

Jessica D. Verified Buyer

sleep a lot better and I don't wake up with my normal headache. Looking forward to my lightweight beanie.

On the days I wear this shirt, did not experience my usual 'end of day' headache, thank you so much for this!

★★★★★

Ava H. Verified Buyer

I actually bought the cap for my daughter. And she loves it. She works on a computer all day and she always had headaches. Since she started using this, it is rare that she gets a headache.

★★★★★

Diana K. Verified Buyer

I came across HAVN while doing research into improving my health. I bought a couple of T-shirts and a hat to try it out and I am amazed! Not only has my energy levels improved but my sleep as well. Thank you, HAVN.

"Individual customer experiences, self-reported. Not a guarantee of results."

In our customer benefits survey (1,435 respondents, self-reported): **67% report better sleep, 63% report less brain fog, and 50% report better cognition and memory.**

Early independent testing points the same way: EEG testing at an independent neuro institute showed reduced EMF-associated brain stress when wearing HAVN headwear, and independent HRV testing showed ~19% improvement.

Electroencephalogram (EEG) testing shows HAVN helps alleviate EMF-induced brain stress

Electroencephalogram (EEG) testing shows HAVN negates the increase in beta waves (i.c. brain stress) associated with EMF exposure


WITHOUT HAVN
WITH HAVN



Lambs' beanie tested with EEG by Dr. Jennifer Jones, PhD, Aspen Neuro Institute

Abnormally high levels of beta waves are associated with decreased awareness, problem-solving, reflection, meditation, creativity, and deep sleep. The EEG tests performed in Aspen Neuro Institute provide additional insights on Lambs' impact on improved cognition and sleep.

HAVN is also worn by **professional athletes across the NFL, NBA, NHL and UFC** —

people whose careers depend on recovery, sleep and performance.

HAVN is worn and loved by professional athletes in...

NFL NBA NHL UFC

Why Rudy Gobert put his money — and his body — behind HAVN




TIMBERWOLVES

Rudy Gobert is a **4× NBA Defensive Player of the Year, 3× All-Star, and 2× Olympic silver medalist.** His body is his business: he has built a 12+ year career at the top of the most demanding league in the world on sleep, recovery, and the marginal gains most people never think about.

After two years as a regular customer, Rudy didn't just become a HAVN investor, **he became our brand ambassador**. He wears WaveStopper® as part of his daily routine, and he backs the company because he believes proactive protection is where health is going. He is joined by strategic investors and advisors including **the former President of Lululemon** and the founder of a **$1.5B+ defense-gear manufacturer**, alongside venture funds behind brands like **Dollar Shave Club, Liquid Death, and MeUndies.**

When the people whose careers depend on their bodies — elite athletes, pilots, physicians — start choosing EMF protection, that tells you where this category is going.

A clear, profitable path to $100M+.

With our community's help, we grew from **$3.8M in 2024 to on track for $20M this year**. We've been **profitable since 2025**. That growth wasn't bought with burn: it came from products people love, customers who stay, and acquisition that pays for itself.


DTC
Military
$130M
$120M
$100M
$80M
$65M
$60M
$40M
$20M
$20M
$3.8M
$5M
$0M
2024A
2025A
2026E
2027E
2028E

Confidential, for discussion purposes only. Forward-looking projections are not guaranteed.

What takes us past $100M:

- **Channel expansion** — influencer, podcast, YouTube, TikTok, CTV and beyond.
- **Product expansion** — more categories our community keeps asking for.
- **The path to military standard issue** — EMF language in Congress and the Air Force requirement we're helping define.

And the market we lead is just opening up. The US opportunity alone is **$10B+** — roughly 3× that globally — and we already lead the category that exists. As US awareness catches up to Europe, the reachable market doubles.


A $10B+ US market — and we already lead the category that exists.
TAM · TOTAL US
$10.8B
~3× the opportunity globally
$5.7B
$5.1B
CONSUMER
OCCUPATIONAL
WHERE THE MARKET IS HEADING
~1 in 5
~1 in 2
US adults worried about EMF today
already worried in Europe
As US awareness follows Europe, the reachable market doubles. Europe is the next geographic wedge for HAVN's expansion.
Built bottom-up: US adults concerned × addressable households × annual spend, on current US market awareness and HAVN unit economics. · 46% Europe (EU-27 average; 16–81% by country): Special Eurobarometer 347, European Commission (n≈27,000).

The long game: own the standard, like Gore-Tex did

Gore-Tex doesn't make most of the jackets that carry its name — **it owns the standard, and earns on everyone else's products**. That's the long-term model for WaveStopper®.

As EMF protection becomes expected, WaveStopper® is positioned to become

the certified EMF-safety standard — licensed across apparel, uniforms, and home goods, so other brands build their products on our proprietary technology. On the military side, the same path compounds: from today's Air Force contracts toward broader adoption across services and, over time, standard issue for high-exposure roles.

Three engines, one fabric: our own consumer brand today, defense scaling now, and licensing that turns WaveStopper® into the category's infrastructure.

Your investment goes twice as far

We're raising **$2M** — and with our current contract, we qualify for a **non-dilutive 1:1 Air Force matching program.** For every $1 you invest, HAVN can potentially deploy $2 to grow faster, with no additional dilution.



$2M raise + $2M non-dilutive Air Force match.
$4M total capital
$2M
Primary raise
+
$2M
USAF 1:1 match · non-dilutive
With our current contract, we qualify for a non-dilutive 1:1 Air Force matching program. Half of this round is effectively already on the table.
USE OF PROCEEDS
Brand & Marketing 40%
Team - COO, VP Product 20%
Military R&D 20%
New Products 20%
MILESTONES UNLOCKED
✓ Scale to $5M+ / month
✓ STTR II → standard-issue path
✓ Diversify SKUs
✓ Lock the certification standard
$4M to extend our lead as the world's leading EMF-shielding platform.

Matching funds are subject to program qualification and are not guaranteed.

Use of proceeds: 40% brand & marketing, 20% scaling the team, 20% military R&D, 20% new products — to extend our lead as the world's leading EMF-shielding platform.

Built by operators who've done this before.

Arthur Menard de Calenge — Founder & CEO. Leading EMF expert, Forbes 30 Under 30, three-time founder. MS Engineering & Biology, HEC Paris MBA.

Karl Brandt — Chief Marketing Officer. Scaled his own DTC brand past $30M before joining HAVN. Now runs the engine behind 125,000+ customers and <4% returns.

Ben Wearing — VP Military Sales & BD. 20+ years selling into the military. Former VP Sales at a $1.5B+ defense manufacturer. Opened the Air Force and DARPA relationships.

David Schipper — Design & Production. Built product at The North Face and Salomon. Now scaling WaveStopper® production for consumer and defense volume.

Backed by strategic investors and advisors helping us build toward a billion-dollar company — including **Rudy Gobert**, the former President of Lululemon, and funds behind Dollar Shave Club, MeUndies, and Liquid Death.


Built by operators who've done this before.
Arthur Menard de Calenge
Founder & CEO
Leading EMF expert · MS Eng & Biology, AgroParisTech · MBA, HEC Paris · Forbes 30u30 · 3× founder
Karl Brandt
Chief Marketing Officer
Brand & growth operator · scaled his own DTC brand to $40M+
Ben Wearing
VP Military Sales & BD
20+ yrs military sales & business dev · former VP Sales, Galvion / Revision Military
David Schipper
Design & Production
Technical product & design · prior work with The North Face, JCPenney, Salomon
STRATEGIC ADVISORS & INVESTORS
Brett Conrad
Former President, Lululemon
Global retail & apparel scaling
Rudy Gobert
NBA All-Stars
HAVN Brand Ambassador
Dr. Kevin Fleming
ICEMAN research lead, Norwich
EMF & cognition research partner
Jonathan Blanshay
Founder, Galvion
$1.5B+ DoD protective-gear sales

Dave Asprey

Founder of Bulletproof Coffee



"HAVN is revolutionizing wellness apparel. I'm thrilled that their groundbreaking technology embedded in clothing actively reduces oxidative stress—a true game-changer for health-conscious living."

Dr. Michael Geravis

Performance Psychologist



"HAVN wear is essential for anyone seeking peak performance or navigating everyday life. It actively supports your nervous system and enhances mental clarity, making it more than just clothing—it's a commitment to optimal well-being in the digital age."

Brett Conrad

Former Lululemon President



"As a key player in building Lululemon, I understand what it takes to redefine a category. HAVN represents the next evolution in apparel, merging comfort with patented EMF-blocking technology. It is the future of functional wellness apparel."

Mike Jones

Founder of Science Inc. &
Former CEO of MySpace



"HAVN is redefining technology and wellness. As someone deeply immersed in innovation, I'm impressed by how HAVN integrates EMF-blocking technology into apparel. HAVN is building the movement towards smarter, healthier living."

Sand Hill Angels

Sand Hill Angels is a Silicon Valley-based group of technology entrepreneurs and angel investors who invest in early-stage startups. Their notable investments include companies like Beyond Meat and Caspar Sleep.

narrative.fund

Narrative Fund is a San-Francisco based venture capital firm that invests in early-stage companies with compelling stories and innovative solutions. They primarily invest in consumer technology companies.

SCIENCE

Science Ventures is a venture capital firm dedicated to fueling the next wave of disruptive consumer companies. Their notable investments include Dollar Shave Club, Liquid Death, and Medium.

Join us in protecting humanity from EMF.

We believe the brands of tomorrow are built with their community. You proved it: with your help, HAVN went from an idea 434 people believed in to a **profitable company protecting 125,000+ people, under contract with the U.S. Air Force.**

Our vision is to lead the global market in EMF protection — raising awareness of the category, creating better products, and protecting more people every year. This round is your chance to own a piece of that: to help us grow past **$100M**, build the next leading consumer health brand, and set the standard the rest of the world will follow.

Join us in protecting humanity from EMF.

Exposure is inevitable. Protection won't be optional. Be part of the brand making it happen.



Sources & Citations

Aircrew cancer rates: *U.S. Department of Defense study of ~900,000 service members (1992–2017), mandated by Congress in the FY2021 NDAA. Aircrew showed 24% higher overall cancer rates, including 87% higher melanoma. Causes remain under investigation.*

PBS News · *Air & Space Forces Magazine*

Aviation mishap losses: *Air Force Chief of Staff Gen. David Allvin reported 47 airmen and $1.5B in materiel lost to preventable mishaps over 12 months. Pentagon data shows serious (Class A) military aviation mishaps rose 55% from FY2020 to FY2024, with $9.4B in losses and 90 lives lost over that period.*

Military.com · *Defense One*

Statistics above describe overall aircrew health and aviation safety trends; they do not establish EMF exposure as a cause.

Athleisure market: *The global athleisure market is valued at ~$423B (2025), with forecast growth of 9–10% annually through 2034.*

Grand View Research · *Precedence Research*

Connected devices: *Major industry forecasts project ~40 billion connected IoT devices globally by 2030.*

IoT Analytics · *GSMA Intelligence*

Return rates: *Online apparel return rates typically run 20–40%; overall ecommerce averages ~19%. HAVN's sub-4% return rate is based on internal company data.*

National Retail Federation · *Richpanel Benchmarks*

Health & scientific context

EMF classification: *The WHO's International Agency for Research on Cancer classified radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B) in 2011, and its advisory group designated re-evaluation a high priority (The Lancet Oncology, 2019).*

IARC Press Release

Aircrew cancer rates: *A U.S. Department of Defense study of ~900,000 service members (1992–2017), mandated by Congress in the FY2021 NDAA, found aircrew had 24% higher overall cancer rates, including 87% higher melanoma. Causes remain under investigation.*

PBS News · *Air & Space Forces Magazine*

Aviation mishap losses: *Air Force Chief of Staff Gen. David Allvin reported 47 airmen and $1.5B in materiel lost to preventable mishaps over 12 months. Pentagon data shows serious (Class A) aviation mishaps rose 55% from FY2020 to FY2024, with $9.4B in losses and 90 lives lost over that period.*

Military.com · *Defense One*

Customer testimonials and survey results reflect individual, self-reported experiences and are not a guarantee of results.

HAVN is a contractor to the Air Force Research Laboratory. The Department of War does not endorse any company or its products.

Matching funds are subject to program qualification and are not guaranteed. Forward-looking projections are not guaranteed.